December 1, 2009

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 53 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on September 23, 2009, concerning the following three new series of the Trust: Claymore/AlphaShares China Consumer ETF, Claymore/AlphaShares China Infrastructure ETF and Claymore/AlphaShares China Technology ETF (each, a "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 58 and Post-Effective Amendment No. 59 to the Fund's registration statement on Form N-1A, each of which will be filed via EDGAR on or about the date hereof.(1)

GENERAL:

         COMMENT 1. IN YOUR LETTER RESPONDING TO THE FOLLOWING COMMENTS, PLEASE INCLUDE THE CUSTOMARY "TANDY" REPRESENTATIONS, CONSISTENT WITH SEC RELEASE 2004-89.

                  Response 1. The "Tandy" representations are set forth at the end of this letter.

         COMMENT 2. PLEASE CONFIRM THAT THE OFFERING OF EACH FUND WILL COMPLY WITH ALL ASPECTS OF THE TRUST'S CURRENT EXEMPTIVE RELIEF ALLOWING THE TRUST TO OFFER EXCHANGE-TRADED FUNDS.

                  Response 2. To the best of our knowledge, the offering of each Fund will comply with all aspects of the Trust's current exemptive relief.

         COMMENT 3. IN THE DISCLOSURE REGARDING CUSTOM ORDERS, PLEASE CLARIFY WHETHER (A) THE CUT-OFF TIME FOR SUCH ORDERS IS 3:00 P.M. (EASTERN TIME) OR 4:00 P.M. (EASTERN TIME) AND (B) IN EITHER CASE, HOW THE TRUST WILL COMPLY WITH THE REQUIREMENTS OF RULE 22C-1 TO SELL SHARES AT NET ASSET VALUE ("NAV") NEXT COMPUTED AFTER THE RECEIPT OF A PURCHASE ORDER.

                  Response 3. (a) Consistent with prior staff discussions and as set forth in the statement of additional information (the "SAI") under "Creation and Redemption of Creation Unit Aggregations - Procedures for Creation of Creation Unit Aggregations," the 3:00 deadline only applies to custom orders placed at the request of an AP as a result of the Trust permitting the substitution of cash for a Deposit Security, but not to custom orders placed as a result of the Trust requiring such a substitution. Disclosure has been added to the prospectus under "How to Buy and Sell Shares - How to Buy Shares" to clarify the distinction.

                              (b) Regardless of whether the deadline for
submission of a custom order is 3:00 or 4:00, the NAV of the shares issued to the purchaser as a result of such order purchaser will be



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(1)      We also note that in connection with these filings, each Fund's name is being changed to remove the word "AlphaShares" from the name. (AlphaShares will remain each Fund's index provider.)

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
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the NAV "next computed" after the order is received - i.e., the NAV computed by the Fund as of the end of that day, which is typically 4:00 (as set forth in the Prospectus under "How to Buy and Sell Shares - Pricing Fund Shares").

         COMMENT 4. THE PROSPECTUS CURRENTLY STATES THAT EACH FUND WILL AT ALL TIMES INVEST AT LEAST 80% OF ITS TOTAL ASSETS IN COMMON STOCK, AMERICAN DEPOSITARY RECEIPTS ("ADRS"), AMERICAN DEPOSITARY SHARES ("ADSS"), GLOBAL DEPOSITARY RECEIPTS ("GDRS") AND INTERNATIONAL DEPOSITARY RECEIPTS ("IDRS") THAT COMPRISE THE RESPECTIVE INDEX AND INVESTMENTS THAT HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE RESPECTIVE INDEX. PLEASE CONFIRM THAT THE TRUST'S EXEMPTIVE RELIEF DOES NOT REQUIRE A HIGHER MINIMUM THAN 80% TO BE INVESTED IN SUCH INVESTMENTS.

                  Response 4. Pursuant to an order issued by the Commission amending the exemptive relief originally granted to the Trust, the Funds may invest 80% of their total assets in such investments.(2)

         COMMENT 5. IN CONNECTION WITH THE 80% MINIMUM SET FORTH IN COMMENT 4 ABOVE, PLEASE CLARIFY THE NATURE OF THE INVESTMENTS WHICH MAY CONSTITUTE THE REMAINING 20% OF A FUND'S ASSETS.

                  Response 5. The investments which may constitute the remaining 20% of a Fund's assets are enumerated in the prospectus under "Secondary Investment Strategies."

         COMMENT 6. PLEASE EXPLAIN SUPPLEMENTALLY: (A) WHAT TYPES OF INVESTMENTS WOULD BE DEEMED TO "HAVE ECONOMIC CHARACTERISTICS THAT ARE SUBSTANTIALLY IDENTICAL TO THE ECONOMIC CHARACTERISTICS OF THE COMPONENT SECURITIES THAT COMPRISE THE [RESPECTIVE] INDEX" AND (B) WHO DETERMINES WHETHER AN INSTRUMENT HAS SUCH SUBSTANTIALLY IDENTICAL ECONOMIC CHARACTERISTICS. FURTHER, PLEASE EXPLAIN WHETHER DISCLOSURE IS NECESSARY REGARDING THE RISKS INVOLVED WITH THE FUND'S INVESTMENTS IN SUCH INSTRUMENTS (SUCH AS INCREASED TRACKING ERROR AGAINST THE APPLICABLE INDEX).

                  Response 6. (a) Generally, the types of investments contemplated by the language in the prospectus quoted in Comment 6 includes instruments whose return is intended to correlate as strongly as possible to that of the particular Index constituent - for example, an investment in a depository receipt rather than an underlying stock (or vice versa). The prospectus language does not encompass, for example, instruments with an inverse or leveraged relationship to an Index constituent.

                              (b) The Funds' investment adviser (the "Adviser")
would, as part of its duties and responsibilities in such capacity, determine whether (i) a particular instrument had such substantially identical characteristics to an Index constituent and (ii) it might be appropriate for a Fund to invest in such instrument.(3)

                              (c) In the prospectus, disclosure has been added
to the last sentence of "Primary Investment Risks - Non-Correlation Risk" for each Fund to clarify that investments in such instruments may also incur the risk of non-correlation with the return of the applicable Index, as could be the case if the Fund utilizes a sampling approach or derivative positions.


------------------
(2) See Investment Company Act Release Nos. 27982 (Sept. 26, 2007) (notice) and 28019 (Oct. 23, 2007) (order).

(3) These determinations on the Adviser's part are fully consistent with the scope of the Trust's existing exemptive relief allowing it to offer index-based ETFs and do not constitute the type of "active management" which requires separate exemptive relief. See Response 18, infra.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 3


         COMMENT 7. FOR SUBSEQUENT FILINGS MADE PURSUANT TO RULE 485(A), PLEASE NOTE THAT IF SUCH FILINGS CONTAIN BLANK SPACES (SUCH AS IN THE FEE TABLE OR REGARDING SIMILAR INFORMATION), THE STAFF MAY REQUIRE THE TRUST TO MAKE A SUBSEQUENT FILING UNDER RULE 485(A) CONTAINING THE MISSING INFORMATION FOR FURTHER STAFF REVIEW, RATHER THAN A FILING THAT WILL BECOME EFFECTIVE AUTOMATICALLY UNDER 485(B) WITHOUT FURTHER STAFF REVIEW.

                  Response 7. We acknowledge the comment.

PROSPECTUS:

         COMMENT 8. TAX-ADVANTAGED PRODUCT STRUCTURE (PAGE 1)

         PURSUANT TO GENERAL INSTRUCTION C.3(A) TO FORM N-1A, WE DO NOT BELIEVE THIS DISCLOSURE SHOULD PRECEDE THAT WHICH IS REQUIRED UNDER ITEMS 2 AND 3 OF FORM N-1A. MOREOVER, WE BELIEVE THAT IF THIS SECTION IS TO BE INCLUDED IN THE PROSPECTUS, IT SHOULD REFLECT (A) A COMPARISON TO INDEX-BASED MUTUAL FUNDS RATHER THAN "CONVENTIONAL MUTUAL FUNDS" GENERALLY, AND (B) THE FACT THAT SUCH MUTUAL FUNDS MAY NET DAILY PURCHASES AND SALES OF FUND SHARES SO AS TO MINIMIZE THE NECESSITY TO SELL SHARES TO MEET REDEMPTION REQUESTS.

                  Response 8. The disclosure has been moved to immediately precede "Other Information" towards the end of the prospectus. However, we do not believe that comparing the Funds' structure to that of index-based mutual funds would alter the substance of the disclosure, for the following reasons:

                              (a) While index-based mutual funds may have
less portfolio turnover generally than actively-managed mutual funds, the disclosure in question specifically relates to portfolio turnover driven by ongoing redemptions of mutual fund shares, and portfolio turnover driven by such activity should be no different for index-based mutual funds as it would be for actively-managed mutual funds.

                              (b) Moreover, the Funds' in-kind redemption
mechanism contrasts equally with redemption-driven portfolio turnover on the part of both index-based mutual funds and actively-managed mutual funds, so there should be no reason to distinguish between the two kinds of "conventional" mutual funds.

                              (c) Further, even if a mutual fund's ability to
net daily purchases and sales of shares reduces the need for redemption-driven portfolio turnover, it is nevertheless accurate to say that such portfolio turnover exceeds what would likely occur with respect to the Funds due to the Funds' in-kind redemption mechanism.

                              We have revised the disclosure to state that a
mutual fund "may need to sell portfolio securities..." rather than " the mutual fund's need to sell..." in order to clarify that a mutual fund may not be required to sell portfolio securities to meet redemptions in all cases. However, aside from that change, we respectfully submit that the disclosure is appropriate.

         COMMENT 9. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF - PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         THE SECOND SENTENCE IN THIS SECTION STATES THAT THE INDEX "IS DESIGNED TO MEASURE AND MONITOR THE PERFORMANCE OF THE INVESTABLE UNIVERSE OF PUBLICLY-TRADED MAINLAND CHINA-BASED


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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 4


COMPANIES..." (A) PLEASE CLARIFY THAT "INVESTABLE UNIVERSE" ONLY INCLUDES SECURITIES AVAILABLE FOR FOREIGN OWNERSHIP. (B) PLEASE CLARIFY THE CRITERIA USED TO DETERMINE WHETHER A COMPANY IS BASED IN MAINLAND CHINA.

                  Response 9. (a) The sentence has been revised accordingly.

                              (b) Disclosure has been inserted clarifying that
(i) the Index consists of companies based in mainland China, Hong Kong or Macau and (ii) companies are considered to be based in one of those locations if they derive a majority of revenue from such location.

         COMMENT 10. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF - PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         THE FIFTH SENTENCE IN THIS SECTION STATES THAT THE INDEX "WILL INCLUDE EQUITY SECURITIES OF COMPANIES OF ALL MARKET CAPITALIZATIONS, AS DEFINED BY ALPHASHARES." PLEASE RECONCILE THIS DISCLOSURE WITH THE MINIMUM CAPITALIZATION REQUIREMENTS SET FORTH IN ITEM 6 UNDER "INDEX CONSTRUCTION."

                  Response 10. The sentence, along with item 6 under "Index Construction" have been revised to clarify that the Index may include securities of companies of all categories of market capitalizations, subject to the minimum capitalization requirements set forth in item 6 under "Index Construction."

         COMMENT 11. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF - PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         THE SIXTH SENTENCE IN THIS SECTION STATES THAT "ALPHASHARES DOES NOT GUARANTEE THE INCLUSION OF ALL RELEVANT SECURITIES IN THE INDEX." PLEASE DELETE THIS SENTENCE. IF IT IS APPROPRIATE, PLEASE CONSIDER ADDING RISK DISCLOSURE TO REFLECT THE POSSIBILITY OF A RELEVANT SECURITY NOT BEING INCLUDED IN THE INDEX.

                  Response 11. The sentence has been deleted. We do not believe risk disclosure is appropriate or necessary regarding that possibility.

         COMMENT 12. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -INDEX CONSTRUCTION (PAGE 2-3)

         (a) PLEASE DISCLOSE THE NUMBER OF SECURITIES IN THE INDEX.

         (b) PLEASE DISCLOSE WHEN THE INDEX WAS CREATED.

         (c) PLEASE EXPLAIN WHETHER THE INDEX WAS CREATED FOR OR ON BEHALF OF THE ADVISER.

         (d) PLEASE EXPLAIN WHETHER THE ADVISER'S LICENSE AGREEMENT WITH THE INDEX PROVIDER PROVIDES FOR ANY PENALTY IF THE ADVISER TERMINATES THE AGREEMENT, OR OTHERWISE CREATES ANY DISINCENTIVE FOR THE ADVISER TO RECOMMEND THAT THE FUND STOP UTILIZING THIS INDEX IF A MORE APPROPRIATE INDEX BECOMES AVAILABLE. IF THERE ARE ANY SUCH PENALTIES OR DISINCENTIVES, PLEASE CONSIDER WHETHER RISK (OR OTHER) DISCLOSURE WOULD BE APPROPRIATE.

                  Response 12. (a) Disclosure has been inserted accordingly.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 5


                              (b) Disclosure has been inserted accordingly.

                              (c) The Index was not created by the Index
Provider for or on behalf of the Adviser. The Index's creation complied with the terms of the Trust's exemptive relief, which provides that no entity that creates, compiles, sponsors or maintains an underlying index may be an affiliated person of a Fund or the Adviser.

                              (d) The Adviser's license agreement with the
Index Provider does not provide for any penalty if the Adviser terminates the agreement or otherwise create a disincentive for the Adviser to recommend that the Fund cease utilizing the Index if a more appropriate index becomes available. Accordingly, no additional disclosure is necessary.

         COMMENT 13. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -INDEX CONSTRUCTION (PAGE 2-3)

         (a) PLEASE CONFIRM THAT THE ADJUSTMENTS MADE BY THE INDEX PROVIDER TO THE INDEX CONSTITUENTS IN COMPILING THE INDEX (SUCH AS THE MINIMUM CAPITALIZATION REQUIREMENTS AND TARGET WEIGHTINGS SET FORTH IN ITEMS 6 AND 7, RESPECTIVELY) ARE CONSISTENT WITH THE SCOPE OF THE TRUST'S EXEMPTIVE RELIEF.

         (b) ARE ALL SECURITIES THAT MEET THE CRITERIA SET FORTH IN THIS SECTION INCLUDED IN THE INDEX, OR MAY THE INDEX PROVIDER EXCLUDE SECURITIES THAT MEET THE CRITERIA BASED ON ITS DISCRETION OR OTHER FACTORS? IF SO, PLEASE REVISE THE DISCLOSURE TO CLARIFY WHETHER AND HOW THE INDEX PROVIDER MAY EXCLUDE SECURITIES THAT OTHERWISE CLARIFY FOR INCLUSION.

                  Response 13. (a) The adjustments made by the Index Provider to the Index constituents in compiling the Index are fully consistent with the scope of the Trust's existing exemptive relief.

                               (b) The Index Provider does not use discretion to
exclude securities from the Index that otherwise meet the criteria set forth under "Index Construction." Disclosure has been added immediately preceding item 1 in that section to clarify the foregoing.

         COMMENT 14. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -INDEX CONSTRUCTION (PAGE 2-3)

         PLEASE REVISE ITEM 5 UNDER THIS SECTION TO CLARIFY HOW DEPOSITORY RECEIPTS MAY BE INCLUDED IN THE INDEX.

                  Response 14. Disclosure has been inserted to clarify that (a) ADRs, ADSs, GDRs and IDRs may be included in the Index if the depository receipt meets the eligibility criteria set forth under "Index Construction" and (b) the Index will not include different depository receipts (or a depository receipt and the underlying stock) of the same issuer even if both investments would independently meet such eligibility criteria.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 6


         COMMENT 15. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -INDEX CONSTRUCTION (PAGE 2-3)

         (a) PLEASE REVISE (I) ITEM 3 AND (II) THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION TO EXPLAIN WHAT CHINA A-SHARES AND CHINA B-SHARES ARE AND CLARIFY THAT SUCH SHARES ARE NOT ELIGIBLE FOR INCLUSION IN THE INDEX.

         (b) PLEASE ADD RISK DISCLOSURE RELATING TO THE EXCLUSION OF CHINA A-SHARES AND CHINA B-SHARES FROM THE INDEX, INCLUDING THE FACT THAT THE INDEX MAY THUS NOT PROVIDE FULL EXPOSURE TO THE APPROPRIATE CHINESE SECTOR.

                  Response 13. (a) The disclosure has been revised accordingly.

                               (b) Risk disclosure has been added accordingly.

         COMMENT 16. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -PRIMARY INVESTMENT RISKS (PAGE 4-6)

         PLEASE MOVE THE "CHINA INVESTMENT RISK" DISCLOSURE TO PRECEDE THE "FOREIGN INVESTMENT RISK" DISCLOSURE.

                  Response 16. The disclosure has been moved.

         COMMENT 17. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -PRIMARY INVESTMENT RISKS (PAGE 4-6)

         ARE EITHER OR BOTH OF THE FOLLOWING RISKS MATERIAL? IF SO, PLEASE ADD APPLICABLE DISCLOSURE:

         (a) RISKS RELATING TO THE FACT THAT THE INDEX IS NEW AND THUS MAY NOT, OVER TIME, EFFECTIVELY TRACK THE PERFORMANCE OF THE COMPANIES IT IS DESIGNED TO TRACK.

         (b) RISKS RELATING TO THE FACT THAT THE INDEX IS SPECIALIZED AND MAY NOT REFLECT THE PERFORMANCE OF THE CHINESE MARKET AS A WHOLE.

                  Response 17. (a) We do not believe this risk is material, as the criteria for inclusion in the Index are sufficiently objective and based on sufficiently transparent classifications and measurements, that there is no reason to assume that the Index will not effectively track the performance of the companies it is designed to track.

                               (b) We believe that these risks are sufficiently
covered by (i) the disclosure inserted in response to Comment 15(b) above and
(ii) the existing disclosure regarding the risks of the consumer staples and consumer discretionary sectors generally.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 7


         COMMENT 18. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -PRIMARY INVESTMENT RISKS (PAGE 4-6)

         PLEASE RECONCILE THE DISCLOSURE IN "REPLICATION MANAGEMENT RISK" WITH THE FUND'S ABILITY TO UTILIZE FUTURES, OPTIONS AND SIMILAR INSTRUMENTS AS SET FORTH UNDER "SECONDARY INVESTMENT STRATEGIES." DOES THE FUND'S ABILITY TO USE SUCH INSTRUMENTS QUALIFY AS "ACTIVE MANAGEMENT" FOR PURPOSES OF THE TRUST'S EXISTING EXEMPTIVE RELIEF?

                  Response 18. There is no contradiction between the disclosures. As is currently disclosed in "Secondary Investment Strategies," a Fund may invest in futures, options and similar instruments to help it to track its Index - i.e., to gain economic exposure to the Index constituents(4). The disclosure in "Replication Management Risk" states that a Fund will not have the ability to sell a stock in order to avoid exposure to the stock's deteriorating performance.

                               In addition, it is clear that the Trust's
existing exemptive relief to offer passively- managed, index-based ETFs does not forbid the Adviser from exercising all forms of investment discretion with respect to a Fund. The Trust's exemptive relief explicitly contemplates that the Fund may invest a certain percentage of its assets in instruments other than an Index's component securities, including swaps, options and futures - the selection of which necessarily entails a measure of investment discretion. Moreover, the Trust's existing exemptive relief allows the Fund to utilize a sampling strategy (even though the Fund does not currently intend to utilize such a strategy), pursuant to which the Fund may invest in a representative sample of the securities in the Index rather than all of the securities in the Index. A sampling strategy necessarily entails the exercise of investment discretion on the part of the Adviser to select the representative sample of Index components. Accordingly, it is clear that the Trust's existing exemptive relief requires the Adviser to manage the Fund so as to track the performance of the Index and prescribes certain requirements for doing so (such as the 80% minimum described in Comment 4 above), but does not forbid the Adviser from exercising certain amounts of investment discretion in fulfilling this requirement.

         COMMENT 19. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -FEES AND EXPENSES OF THE FUND (FEE TABLE) (PAGE 7)

         (a) PLEASE MOVE THE TEXT IN FOOTNOTE 2 TO THE EXISTING PARENTHETICAL FOLLOWING THE HEADING "ANNUAL FUND OPERATING EXPENSES."

         (b) IN FOOTNOTE 3, PLEASE CLARIFY THAT PURSUANT TO THE TERMS ON WHICH THE BOARD APPROVED THE 12B-1 PLAN, THE FUND MAY NOT BEGIN PAYING 12B-1 FEES UNTIL THE BOARD SUBSEQUENTLY APPROVES SUCH PAYMENTS.

         (c) IN FOOTNOTE 4, PLEASE CLARIFY THERE (OR ELSEWHERE) THAT THE FUND PAYS THE FEES OF THE INDEPENDENT BOARD MEMBERS.

         (d) IN FOOTNOTE 4, PLEASE CLARIFY WHAT WOULD QUALIFY AS "EXTRAORDINARY EXPENSES."

                  Response 19. (a) The disclosure has been moved.

                               (b) The disclosure has been revised accordingly.


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(4)      The Fund may also invest in such instruments to manage cash flows.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 8


                               (c) The disclosure in that footnote and under
"Investment Advisory Services" has been revised accordingly.

                               (d) The disclosure in that footnote and under
"Investment Advisory Services" has been revised to clarify that "extraordinary expenses" include matters such as expenses relating to shareholder meetings.

         COMMENT 20. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF -FEES AND EXPENSES OF THE FUND - CREATION TRANSACTION FEES AND REDEMPTION TRANSACTION FEES (PAGE 7-8)

         WITH RESPECT TO APS WHO HOLD CREATION UNITS, PLEASE REPLACE "IN INVENTORY" WITH "FOR THEIR OWN ACCOUNT."

                  Response 20. The disclosure has been revised accordingly.

         COMMENT 21. CLAYMORE/ALPHASHARES CHINA CONSUMER ETF

         WITH RESPECT TO CHANGES MADE IN RESPONSE TO COMMENTS TO THIS FUND'S DISCLOSURE THAT ARE APPLICABLE TO DISCLOSURE RELATING TO THE OTHER TWO FUNDS, PLEASE MAKE CONFORMING CHANGES TO THE OTHER FUNDS' DISCLOSURE.

                  Response 21. Conforming changes have been made.

         COMMENT 22. CLAYMORE/ALPHASHARES CHINA INFRASTRUCTURE ETF - PRIMARY INVESTMENT STRATEGIES (PAGE 9)

         THE SECOND SENTENCE IN THIS SECTION REFERS TO THE "SPECIAL ADMINISTRATIVE REGIONS OF CHINA, SUCH AS HONG KONG AND MACAU." ARE THERE ANY OTHER SPECIAL ADMINISTRATIVE REGIONS?

                  Response 22. Currently, Hong Kong and Macau are the only two such regions. The disclosure has been revised to reflect the foregoing.

         COMMENT 23. CLAYMORE/ALPHASHARES CHINA INFRASTRUCTURE ETF - INDEX CONSTRUCTION (PAGE 10-11)

         ITEM 1 SETS FORTH THE VARIOUS GICS CLASSIFICATIONS FROM WHICH COMPANIES ARE ELIGIBLE FOR THE INDEX. ARE THERE ANY MINIMUM WEIGHTINGS OR REPRESENTATIONS OF ANY SUCH CLASSIFICATION WITHIN THE INDEX?

                  Response 23. There is no requirement for any such individual GICS classification to be represented within the Index.

         COMMENT 24. SECONDARY INVESTMENT STRATEGIES (PAGE 23)

         PLEASE REFER TO COMMENT 18 ABOVE. ALSO, PLEASE ADD DISCLOSURE CLARIFYING THAT THE FUND WILL NOT ENTER INTO SUCH DERIVATIVES FOR HEDGING PURPOSES.

                  Response 24. Please refer to Response 18 above. The requested disclosure has been added.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 9


         COMMENT 25. SECONDARY INVESTMENT STRATEGIES (PAGE 23)

         IN THE DISCLOSURE RELATING TO SECURITIES LENDING, PLEASE ADD A STATEMENT THAT THE FUNDS DO NOT EXPECT TO ENGAGE IN SECURITIES LENDING TO A SIGNIFICANT EXTENT.

                  Response 25. The requested disclosure has been added.

         COMMENT 26. HOW TO BUY AND SELL SHARES - PRICING FUND SHARES (PAGE
26-27)

         PLEASE ADD ADDITIONAL DISCLOSURE FURTHER CLARIFYING THE PROCEDURES FOR FAIR VALUATION, INCLUDING THAT VALUATIONS MADE PURSUANT TO SUCH PROCEDURES ARE UNDER THE ULTIMATE SUPERVISION OF THE BOARD.

                  Response 26. The requested disclosure has been added.

         COMMENT 27. HOW TO BUY AND SELL SHARES - HOW TO BUY SHARES (PAGE 27-28)

         IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH, PLEASE CLARIFY WHAT CONSTITUTES AN ORDER "IN GOOD FORM."

                  Response 27. The requirements for an order to be "in good form" are set out in the SAI; a cross-reference has been added to the prospectus disclosure.

         COMMENT 28. HOW TO BUY AND SELL SHARES - REDEMPTION OF SHARES (PAGE 28-29)

         PLEASE EXPLAIN HOW AN AP WILL BE NOTIFIED THAT CASH REDEMPTIONS ARE AVAILABLE AT ANY TIME.

                  Response 28. As set forth in the SAI under "Creation and Redemption of Creation Unit Aggregations - Redemption of Fund Shares in Creation Unit Aggregations," the Fund's custodian makes available the list of Fund Securities that will be available as proceeds for redemption of Creation Units. If a Fund is accepting redemptions in whole or in part for cash, this will also be disseminated on a daily basis by the custodian.

         COMMENT 29. HOW TO BUY AND SELL SHARES - DISTRIBUTION PLAN AND SERVICE PLAN (PAGE 30)

         PLEASE REVISE THIS SECTION TO CONFORM TO THE CHANGES MADE IN FOOTNOTE 3 TO EACH FUND'S FEE TABLE.

                  Response 29. The changes have been made.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 10


         COMMENT 30. DISCLAIMERS (PAGE 31)

         (a) PLEASE CONFIRM THAT THE ADVISER HAS NO AUTHORITY TO DETERMINE AN INDEX'S CONSTITUENTS.

         (b) IN THE THIRD PARAGRAPH, PLEASE DELETE THE STATEMENTS IN THE FIRST AND LAST SENTENCES THAT THE ADVISER SHALL HAVE NO LIABILITY FOR VARIOUS ITEMS.

         (c) IN THE THIRD SENTENCE OF THE THIRD PARAGRAPH, PLEASE EXPLAIN HOW THE DISCLAIMERS OF WARRANTIES ARE CONSISTENT WITH APPLICABLE STATE LAW.

                  Response 30. (a) Pursuant to the requirements of the exemptive relief, the Adviser has no authority to determine an Index's constituents at any time. See Response 12(c) above.

                                (b) We believe that those disclaimers of
liability are appropriate, as they only refer to liabilities resulting from the accuracy, completeness or use of an Index - and, as set forth in (a) above, the Adviser has no authority over an Index. The disclaimers of liability do not refer to the Adviser's duties or responsibilities as the Funds' investment adviser.

                                (c) Please see Response 30(b) above; for those
reasons, it would thus not be appropriate for the Adviser to make any such warranties in any event.

STATEMENT OF ADDITIONAL INFORMATION:

         COMMENT 31. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 2-3)

         IN CONNECTION WITH FUNDAMENTAL RESTRICTION 1, PLEASE ADD A SENTENCE AFTER THE LIST OF FUNDAMENTAL RESTRICTIONS CLARIFYING THAT IF A FUND'S INDEX CONCENTRATES IN AN INDUSTRY OR GROUP OF INDUSTRIES, THE FUND WILL ALSO CONCENTRATE ITS INVESTMENTS ACCORDINGLY.

                  Response 31. The sentence has been added.

         COMMENT 32. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 2-3)

         IN CONNECTION WITH FUNDAMENTAL RESTRICTION 4, PLEASE ADD A LIMITATION ON THE AMOUNT OF A FUND'S ASSETS THAT MAY BE INVESTED IN REPURCHASE AGREEMENTS.

                  Response 32. We do not believe a limitation on the amount of a Fund's assets that may be invested in repurchase agreements is necessary or appropriate. Under the 1940 Act and the rules thereunder, there is no limitation on the amount of a Fund's assets that may be invested in money market instruments such as repurchase agreements .

         COMMENT 33. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 2-3)

         IN CONNECTION WITH FUTURE FILINGS, PLEASE CONSIDER ADDING A NARRATIVE DESCRIPTION OF THE TYPE OF SENIOR SECURITIES THAT A FUND MAY ISSUE PURSUANT TO FUNDAMENTAL RESTRICTION 7.

                  Response 33. We acknowledge the comment.

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KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 11


         COMMENT 34. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 2-3)

         IN CONNECTION WITH NON-FUNDAMENTAL RESTRICTION 5, PLEASE ADD DISCLOSURE EXPLAINING THAT A FUND WILL TAKE CORRECTIVE ACTION IF A FUND'S INVESTMENTS IN ILLIQUID SECURITIES SURPASS 15%. ALSO, PLEASE SEE COMMENT 36 BELOW.

                  Response 34. Disclosure has been added accordingly. Please see Response 36 below.

         COMMENT 35. INVESTMENT POLICIES AND RISKS - LOANS OF PORTFOLIO SECURITIES (PAGE 3-4)

         (a) PLEASE CONFIRM THAT EACH FUND WILL IN FACT REQUIRE APPROVED BORROWERS TO POST THE FORMS OF COLLATERAL SET OUT IN PROVISO (A) IN THE SECOND PARAGRAPH.

         (b) THE LAST SENTENCE STATES THAT THE FUND "MAY RETURN A PART OF THE INTEREST" TO A THIRD-PARTY FINDER. PLEASE CLARIFY WHEN THE FUND WOULD NOT RETURN PART OF THE INTEREST PURSUANT TO SUCH ARRANGEMENTS.

                  Response 35. (a) We hereby confirm that each Fund will in fact require approved borrowers to post the forms of collateral set out in proviso (a) in the second paragraph.

                               (b) The disclosure has been revised to clarify that the Fund will return part of the interest whenever it enters into securities lending transactions that involve a third party that is acting as a finder.

         COMMENT 36. INVESTMENT POLICIES AND RISKS - ILLIQUID SECURITIES
(PAGE 5)

         PLEASE CONSIDER WHETHER THERE IS A MATERIAL LIKELIHOOD THAT THE CHINESE SECURITIES IN WHICH THE FUND INVESTS MAY BECOME ILLIQUID AT ANY TIME, AND IF SO, ADD APPROPRIATE DISCLOSURE.

                  Response 36. Based on the criteria set forth for inclusion in each Index (including the exclusion of the less liquid China A-shares and China B-shares) as set forth in the prospectus under "Index Construction" for each Fund, we do not believe there is a material risk that the Chinese securities in which each Fund will invest will become illiquid.

         COMMENT 37. INVESTMENT POLICIES AND RISKS - FUTURES AND OPTIONS (PAGE 5-7)

         PLEASE ADD DISCLOSURE STATING THAT A FUND MAY INVEST IN SUCH INSTRUMENTS FOR PURPOSES OF TRACKING ITS INDEX, BUT NOT FOR HEDGING PURPOSES.

                  Response 37. Disclosure has been added accordingly.

         COMMENT 38. INVESTMENT POLICIES AND RISKS; GENERAL CONSIDERATIONS AND RISKS

         GENERALLY, PLEASE CLARIFY WHETHER ANY OF THE POLICIES AND RISKS SET FORTH IN THIS SECTION ARE PRINCIPAL OR SECONDARY, AND SPECIFY WHICH FALL INTO EACH CATEGORY. IF NONE OF THE POLICIES OR RISKS ARE PRINCIPAL ONES, PLEASE SPECIFY ACCORDINGLY.

                  Response 38. Disclosure has been added to (a) specify that all of the investment policies set forth in the "Investment Policies and Risks" section are secondary ones and (b) distinguish between the primary and secondary risks set forth in "General Considerations and Risks."

KIMBERLY BROWNING, ESQ.
DECEMBER 1, 2009
PAGE 12


         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

                                                     Sincerely,

                                                     /s/ Jeremy Senderowicz